Mail Stop 4561

August 1, 2007

VIA U.S. MAIL AND FAX (949) 462-7444

Shirlene Lopez
President
Del Taco Income Properties IV
25521 Commercentere Drive
Lake Forest, California 92630

>   **Re: Del Taco Income Properties IV**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 23, 2007**
>   **Form 10-Q for Quarterly Period Ended**
>   **March 31, 2007**
>   **Filed May 14, 2007**
>   **File No. 033-13437**

Dear Ms. Lopez:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Notes to the Financial Statements

Note 7. Cash Distributions to Limited Partners, page 18

1.   We note you declared distributions during the fourth quarter of 2006. It does not
        appear that you have recorded a liability for this distribution as of 12/31/06.
        Please tell us how you have complied with GAAP, or why you believe it was not
        necessary to accrue a liability for this distribution.

Exhibits 31.1 and 31.2

2.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have included the title of the certifying individual at the beginning of the
        certification and you replaced the word "period" with "periods" in paragraph 2.
        Please revise your certifications in future filings to comply with the Exchange Act
        Rules.

Form 10-Q for the three months ended March 31, 2007

Exhibits 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have deleted the language "(the registrant's fourth fiscal quarter in the
        case of an annual report)" from paragraph 4(c). Please revise your certifications
        in future filings to comply with the Exchange Act Rules.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief